Lang Michener LLP BARRISTERS & SOLICITORS
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File Number: 57461-2

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E-Mail: mtaylor@lmls.com

September 13, 2005

VIA EDGAR
MAIL STOP 7010

The United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
USA 20549 - 7010

Attention:              Ms. Carmen Moncada-Terry

Dear Sirs/Mesdames:

LUNA GOLD CORP. (the “Company”)
Registration Statement on Form S-4
Filed July 12, 2005
SEC File No. 333-126527

We write on behalf of the Company in response to Staff’s letter of August 10, 2005 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-4 filing. On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Form S-4 of the Company (the “Form S-4/A1”).

In addition to the Form S-4/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-4/A1.

Comparative Rights of Stockholders, page 36

1.            REVISE THE FIRST PARAGRAPH UNDER “THE PROVISIONS OF THE CBCA AND THE WBCA” AT PAGE 37 TO STATE EXPLICITLY THAT YOU DESCRIBE THE MATERIAL DIFFERENCES BETWEEN THE RIGHTS OF SHAREHOLDERS BEFORE AND AFTER THE “CONTINUATION”. RATHER THAN

STATING THAT SHAREHOLDERS “SHOULD CONSULT” WITH THEIR OWN LEGAL ADVISORS IN THAT REGARD, YOU MAY SUGGEST THAT COURSE OF ACTION.

In response to Staff’s comment, the Company has amended the section of the registration statement entitled “Comparative Rights of Stockholders” in order to expressly state that the disclosure describes the material differences between rights of shareholders under the Wyoming Business Corporations Act (the “WBCA”) and the current Articles of Incorporation and By-laws and the rights of shareholders under the Canada Business Corporations Act (the “CBCA”) and the proposed Articles of Continuance and By-laws. In addition, the disclosure has been amended to suggest that shareholders consult with their own legal advisors regarding the “Comparative Rights of Stockholders”.

2.            PLEASE PROVIDE THE COMPARATIVE INFORMATION IN TABULAR FORM. ENSURE THAT THE TABLE INCLUDES A COMPARATIVE DISCUSSION OF ALL RELEVANT LAWS OF PROVISIONS.

In response to Staff’s comment, the Company has amended the section of the registration statement entitled “Comparative Rights of Stockholders” in order to present the comparative information in tabular form. The Company believes that the table provides a comparative discussion of all laws or provisions that are relevant in describing the material differences between the rights of shareholders under the WBCA and the current Articles of Incorporation and By-laws and under the CBCA and the proposed Articles of Continuance and By-laws.

3.            YOU SUGGEST AT PAGE 44 THAT THE COMPANY WILL QUALIFY AS A FOREIGN PRIVATE ISSUER FOR PURPOSES OF EXCHANGE ACT RULE 3b-4. PLEASE PROVIDE US WITH YOUR ANALYSIS IN THAT REGARD. FOR EXAMPLE, ADVISE US WHAT PERCENTAGE OF YOUR OUTSTANDING VOTING SECURITIES IS HELD OF RECORD BY U.S. RESIDENTS.

In response to Staff’s comment, the Company has amended the disclosure in the registration statement throughout in order to state that the Company anticipates that it will be a “foreign private issuer” upon completion of the Continuation. Additional disclosure has been added to state that the Company will make a determination as to its status as a “foreign private issuer”, as defined under Section 3b-4 of the Exchange Act, in accordance with the calculation requirements of the Exchange Act. The disclosure confirms that if the Company is a “foreign private issuer” upon the completion of Continuation, then the Company will file annual reports on Form 20-F, will make filings on Form 6-K, will not be subject to SEC proxy statement requirements and its insiders will not be subject to the insider reporting requirements of the Exchange Act. Further, if the Company determines that it does not meet the definition of “foreign private issuer”, the Company will continue to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K.

We advise that the Company has completed an analysis of whether it will qualify as “foreign private issuer”, as defined in Rule 3b-4 of the Exchange Act. The Company has reviewed its list of registered shareholders as of August 12, 2005. The list of registered shareholders shows that more than 50% of the Company’s outstanding shares of common stock are directly or indirectly held of record by persons outside of the United States. In making this determination, the Company has considered the method of calculating record ownership required by Rule 12g3-2(a) of the Exchange Act. As the Company has not had time to make inquiry of brokers, dealers, banks and other nominees, as required by Rule 12g3-2(a), the Company did not include any shares held by brokers, dealers, banks and other nominees located in either the United States or Canada in completing its determination, with the exception of one block of shares known by the Company to be held by a Canadian investor and registered in the name of an intermediary nominee.

The Company anticipates that if the Company were to make the required inquiry of brokers, dealers, banks and other nominees located in the United States and Canada, it would conclude that less than 25% of the Company’s outstanding common shares are held by residents of the United States. We note for your reference that CDS & Co., the Canadian nominee for the Depository Trust Company is a holder of 9,070,404 shares of the Company as of August 12, 2005. The Company anticipates that the substantial majority of these shares are registered in the names of Canadian brokerage firms on behalf of Canadian investors. CEDE & Co., the United States nominee of the Depository Trust Company was the holder of 2,585,795 shares of the Company as of August 12, 2005. The Company anticipates that the majority of these shares are held by United States residents. Only 160,100 shares of the Company were directly held by United States residents as of August 12, 2005. As indicated in the registration statement, the current number of issued and outstanding shares of the Company is 24,572,700 shares.

Upon completion of the Continuation, the Company will complete a full assessment of the number of shares directly or indirectly held of record by residents of the United States. The Company will at that time make full inquiry of all brokers, dealers, banks and other nominees located in the United States and Canada, as contemplated by Rule 3b-4 and in accordance with Rule 12g3-2(a) of the Exchange Act. As indicated in the registration statement, if the Company does not qualify as a foreign private issuer at that time, then the Company will continue to file reports as a “domestic issuer” under the Exchange Act.

Please advise if you have any questions or comments in the interim.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Enclosures

cc:    Luna Gold Corp.
         Attention: Mr. Tim Searcy, President and CEO